SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

Rule 13.-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No.   )

HEARTLAND, INC.
(Name of the Issuer)

HEARTLAND, INC.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

42236H209
(CUSIP Number of Class of Securities)

HEARTLAND, INC.
1005 N. 19th Street
Middlesboro, Kentucky, 40965
(606) 248-7323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

Copies to:

Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, New York 11570
(516) 833-5034
(516) 977-1209 (F)

This statement is filed in connection with (check the appropriate box):

a. X /	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulations 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. _/	The filing of a registration statement under the Securities Act of 1933.

c. _/	A tender offer.

d. _/	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: _/.

Check the following box if the filing fee is a final amendment reporting the results of the transaction: _/

CALCULATION OF FILING FEE

Transaction valuation	Amount Of Filing Fee
$26,503.75	$3.04

* For purposes of calculating the fee only, this amount assumes the acquisition of 378,625 shares of common stock of Heartland, Inc. for $0.07 per share in cash in lieu of fractional shares issuable in a reverse stock split. No securities are being acquired for non-cash consideration The amount of the filing fee equals 0.00011460 times the aggregate transaction value.

|_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $______________ Filing Party: ____________________
Form or Registration No.: _____________ Date Filed: _________________

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by HEARTLAND, Inc., a Maryland corporation (“HEARTLAND” or the “Company”), the issuer of the HEARTLAND Common Stock, $.001 par value, that is subject to the Rule 13e-3 transaction. HEARTLAND is sometimes referred to herein as the “Filing Person.” This Transaction Statement relates to a reverse stock split (“Reverse Stock Split”) proposed by HEARTLAND pursuant to which 2,000 shares of Common Stock will be converted into one share of Common Stock. Since HEARTLAND will pay cash for fractional shares, the result will be that most shareholders will cease to be shareholders of HEARTLAND and will receive cash at the rate of $* per share of Common Stock prior to the Reverse Stock Split in lieu of fractional shares.

If the Reverse Stock Split is approved, we expect to have less than 300 shareholders subsequent to the Reverse Stock Split and the Board of Directors, in its discretion, may terminate our registration with the Securities and Exchange Commission.

Concurrently with the filing of this Transaction Statement, we are filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company. At that meeting, the stockholders of the Company will consider and vote upon a proposal to approve and adopt Articles of Amendment of Articles of Incorporation that will, when filed, effect the Reverse Stock Split. The approval of the Reverse Stock Split requires the affirmative vote of at least two-thirds of the number of votes entitled to be cast at the close of business on the record date by stockholders of the Company. The Proxy Statement is attached hereto as Exhibit A and the proposed Articles of Amendment to Articles of Incorporation is attached thereto as Appendix A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that HEARTLAND is “controlled” by any Filing Person or that any Filing Person is an “affiliate” of HEARTLAND within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address: The Company’s name and the address and telephone number of its principal executive offices are as follows:

HEARTLAND, Inc.
1005 N. 19th Street
Middlesboro, KY  40965
606-248-7323

(b) Securities. . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Outstanding Shares of Common Stock”
“Other Important Information Regarding Heartland”

(c) Trading Market and Price . The information set forth in the Proxy Statement under the caption “Other Important Information Regarding HEARTLAND —Market for Common Stock and Dividends” is incorporated herein by reference.

(d) Dividends . The information set forth in the Proxy Statement under the caption “Other Important Information Regarding HEARTLAND—Market for Common Stock and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings . None.

(f) Prior Stock Purchases . None.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a) Name and Address: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“EXECUTIVE OFFICERS AND DIRECTORS”

(b) Business and Background of Entities . None.

(c) Business and Background of Natural Persons . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“EXECUTIVE OFFICERS AND DIRECTORS”

Item 4. Terms of the Transaction.

(a)(1) Material Terms—Tender Offers . Not applicable.

(a)(2) Material Terms—Mergers . Not Applicable.

(b) Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS”

(c) Different Terms . None.

(d) Appraisal Rights . The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Dissenters’ Rights of Appraisal”
“DISSENTERS’ RIGHTS OF APPRAISAL”
Appendix B—Objecting Stockholders Rights under Maryland General Corporation Law

(e) Provisions for Unaffiliated Security Holders . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

(f) Eligibility for Listing or Trading . Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item1005

(a) Transactions . None.

(b) Significant Corporate Events . None.

(c) Negotiations or Contacts . None

(e) Agreements Involving the Subject Company’s Securities . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS”
Annex A—Articles of Amendment of Articles of Incorporation

Item 6. Purposes of the Transactions and Plans or Proposals.

Regulation M-A Item1006

(b) Use of Securities Acquired . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
Annex A—Articles of Amendment of Articles of Incorporation

(c)(1)-(8) Plans . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
Annex A—Articles of Amendment of Articles of Incorporation

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item1013

(a) Purposes . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation

(b) Alternatives . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet – Fairness of the Reverse Stock Split”

(c) Reasons . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation

(d) Effects . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fairness of the Reverse Stock Split”
“Summary Term Sheet – Purpose of and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation
Annex B— Objecting Stockholders Rights under Maryland General Corporation Law

(b) Factors Considered in Determining Fairness . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fairness of the Reverse Stock Split”
“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation
Annex B— Objecting Stockholders Rights under Maryland General Corporation Law

(c) Approval of Security Holders . The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Overview”
“Summary Term Sheet—Record Date”
“Summary Term Sheet—Required Vote for Approval”

(d) Unaffiliated Representative . A majority of directors who are not employees of HEARTLAND have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet - Board Recommendation”

(e) Approval of Directors . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet - Board Recommendation”

(f) Other Offers . None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item1015

(a) Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal . We have not received any report, opinion, or appraisal from an outside party that is materially related to the Reverse Stock Split.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents . Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item1007

(a) Source of Funds . The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

(b) Conditions . Not Applicable.

(c) Expenses . The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Expenses”
“FINANCIAL AND OTHER INFORMATION”

(d) Borrowed Funds . Not Applicable.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item1008

(a) Securities Ownership . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) Securities Transactions . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Transactions with Related Persons, Promoters and Certain Control Persons”

Item 12. The Solicitation or Recommendation.

Regulation M-A Item1012

(d) Intent to Tender or Vote in a Going-Private Transaction . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Probable Approval of Reverse Stock Split”
“Summary Term Sheet - Board Recommendation”

(e) Recommendations of Others . Not applicable.

Item 13. Financial Statements.

Regulation M-A Item1010

(a) Financial Statements . We incorporate by reference our financial statements for the year ended December 31, 2010, from Form 10-K/A filed on November 4, 2011. We incorporate by reference our quarterly financial statements for the quarter ended September 30, 2011, from Form 10-Q filed on November 14, 2011.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

(b) Pro Forma Information . Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet - Board Recommendation”
“Introduction- Solicitation”

(b) Employees and Corporate Assets . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Introduction- Solicitation”

Item 15. Additional Information.

Regulation M-A Item 1011

(b) Other Material Information . The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A Item 1016

(a)(1)
Notice to Stockholders of HEARTLAND, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on November 28, 2011

(a)(2)	Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on November 28, 2011

(d)(1)	Articles of Amendment of Articles of Incorporation, attached as Annex A to the Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on November 28, 2011

(f)(1)
Objecting Stockholder Rights under Maryland General Corporation Law, , attached as Appendix B to the Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on November 28, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mitchell Cox
(Signature)
Mitchell Cox, Chief Financial Officer

November 29, 2011